July 28, 2025

Charles Leykum
Chief Executive Officer
Talon Capital Corp.
440 Louisiana Street, Suite 1050
Houston, TX 77002

       Re: Talon Capital Corp.
           Draft Registration Statement on Form S-1
           Submitted July 1, 2025
           CIK No. 0002073340
Dear Charles Leykum:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure on page 18 and elsewhere that if you increase or decrease the size of the offering, you will effect a share dividend or a share contribution back to capital, or other appropriate mechanism in such amount as to maintain the collective ownership of the initial shareholders at approximately 25% of your issued and outstanding ordinary shares. Please discuss these provisions, which could involve the issuance of additional shares, on the cover page and in the discussions of securities that may become issuable to the sponsor in the sections entitled Sponsor Information on pages 9 and 105. Also, describe the extent to which these securities issuances may
       result in a material dilution of the purchasers    equity interests.
Refer to Items
       1602(a)(3), 1602(b)(6) and 1603(a)(6) of Regulation S-K.
 July 28, 2025
Page 2

2. Please revise your discussion of sponsor compensation on the cover page to include the private placement units that may be issued as a result of the up to $1,500,000 in convertible working capital loans, and whether this issuance could result in a material dilution of the purchasers' equity interests. Please also revise your cross-reference to include all locations of related disclosures in the registration statement. Refer to Item
       1602(a)(3) of Regulation S-K.
Summary, page 1

3. We note your disclosure on pages 53 and 54, and elsewhere that you may be required to seek additional funding to complete an initial business combination. Please revise the summary to include disclosure regarding possible plans to seek additional financing and how the terms of any such financing may impact public shareholders.
       Refer to Item 1602(b)(5) of Regulation S-K.
The Offering
Permitted Purchases of Public Shares By Our Affiliates, page 25

4. We note your disclosure that your sponsor, directors, executive officers, advisors or any of their affiliates may purchase Class A ordinary shares in privately negotiated transactions or in the open market either prior to or following the completion of your initial business combination and that these securities would not be voted in compliance with the requirements of Rule 14e-5 of the Exchange Act. We also note your disclosure on pages 41 and 148 that your sponsor, officers and directors have agreed to vote any founder shares, private placement shares, as well as any public shares purchased during or after this offering, in favor of your initial business combination. Please revise to reconcile these disclosures or advise. Manner of Conducting Redemptions, page 27

5. We note your disclosure on page 28 that you expect to mail the final proxy statement to public shareholders at least 10 days prior to a shareholder vote. You also disclose on page 117 that the final proxy statement would be mailed to public shareholders at least 20 days prior to a shareholder vote. Please revise to reconcile these disclosures and to be consistent with the minimum dissemination period required by Exchange
       Act Rule 14a-6(q).
       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Mary Beth Breslin at 202-
551-3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Adam Namoury, Esq.